Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

ALTAIR INTERNATIONAL CORP.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

02138A 20 7
(CUSIP Number)

Mahmoud Jrab

Tel. No.: (727) 657-9048

Copy to:

Ernest Stern, Esq. Culhane Meadows PLLC 1101 Pennsylvania Avenue, N.W. Suite 300 Washington, D.C. 20004 301-910-2030
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 22, 2020. See Item 3
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 02138A 20 7	SCHEDULE 13D	Page 2 of 4

1.	names of reporting persons Mahmoud Jrab
2.	check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	sec use only
4.	source of funds (See Instructions) PF
5.	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6.	citizenship or place of organization Lebanon

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	sole voting power 36,676,520
	8.	shared voting power 0
	9.	sole dispositive power 36,676,520
	10.	shared dispositive power 0

11.	aggregate amount beneficially owned by each reporting person 36,676,520 shares of Common Stock
12.	check if the aggregate amount in row (11) excludes certain shares (See Instructions) ☐
13.	percent of class represented by amount in row (11) 6.82% of the issued and outstanding shares of Common Stock
14.	type of reporting person (See Instructions) IN

CUSIP No.: 02138A 20 7	SCHEDULE 13D	Page 3 of 4

Item 1. Security and Issuer.

This Schedule 13D/A (“First Amendment”) filed by Mahmoud Jrab ( “Mahmoud Jrab” or the "Reporting Person") amends the Schedule 13D originally filed July 22, 2020 and relates to the shares of common stock, par value $0.001 per share ("Common Stock"), of Altair International Corp., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 322 North Shore Drive, Building 1B, Suite 200, Pittsburgh, PA 15212.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed with respect to the shares of the Issuer's Common Stock held by Mahmoud Jrab.

(b) The residence address of Mahmoud Jrab is 5516 W. Linebaugh Avenue, Tampa, FL 33624.

(c) Mahmoud Jrab is in the automobile export business.

(d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Each acquisition of securities by Mahmoud Jrab (or on his behalf and at his direction) was either in open market transactions or through private placements using his personal funds.

Item 4. Purpose of Transaction.

We are filing this First Amendment to report that the Reporting Person sold shares of Common Stock.

Item 5. Interest in Securities of the Issuer.

Item 5 of Schedule 13D is amended and restated in its entirety as follows:

The Reporting Person beneficially owns an aggregate of 36,676,520 shares of Common Stock which represents 6.82% of the issued and outstanding shares of Common Stock based on 537,732,553 issued and outstanding shares of Common Stock set forth in the current list of shareholders provided by the Issuer’s transfer agent, Olde Monmouth Stock Transfer Co., Inc.

The Reporting Person sold the following shares of Common Stock through two private sales:

Date	Number of Shares Sold	Price Per Share	Total Sale Price
07/22/2020	7,500,000	$.001	$7,500
08/10/2020	5,000,000	$.002	$10,000

The Reporting Person did not effect any transactions in such securities in the past 60 days other than set forth above.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information required by Item 6 is incorporated herein by reference from Items 3 and 4 of this report.

Item 7. Material to be Filed as Exhibits.

Power of Attorney

CUSIP No.: 02138A 20 7	SCHEDULE 13D	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 26, 2020

/s/ Mahmoud Jrab